UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

Shore Bancshares, Inc. (SHBI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

825107105
(CUSIP Number)

12/31/2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	825107105	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	152,641 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	152,641 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		152,641 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.46%
12	TYPE OF REPORTING PERSON		IA

(1)	Consists of 138,042 shares of common stock of the Issuer held by Bridge Equities III, LLC, and 14,599 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which FJ Capital Management LLC is the sub-investment advisor; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No.	825107105	Page 3 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	152,641 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	152,641 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		152,641 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.46%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 138,042 shares of common stock of the Issuer held by Bridge Equities III, LLC and 14,599 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which FJ Capital Management LLC is the sub-investment advisor. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

CUSIP No.	825107105	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Bridge Equities III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	138,042 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	138,042 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		138,042 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.42%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 138,042 shares of common stock of the Issuer held by Bridge Equities III, LLC.

CUSIP No.	825107105	Page 5 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Bridge Equities XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	14,599 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	14,599 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,599 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.04%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 14,599 shares of common stock of the Issuer held by Bridge Equities XI, LLC.

CUSIP No.	825107105	Page 6 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	152,641 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	152,641 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		152,641 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.46%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 138,042 shares of common stock of the Issuer held by Bridge Equities III, LLC and 14,599 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which SunBridge Manager, LLC is the Managing Member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares.

CUSIP No.	825107105	Page 7 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		SunBridge Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	152,641 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	152,641 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		152,641 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.46%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 138,042 shares of common stock of the Issuer held by Bridge Equities III, LLC and 14,599 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No.	825107105	Page 8 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		White Oak Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Maryland
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	152,641 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	152,641 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		152,641 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.46%
12	TYPE OF REPORTING PERSON		CO

(1)	Consists of 138,042 shares of common stock of the Issuer held by Bridge Equities III, LLC and 14,599 shares of common stock of the Issuer held by Bridge Equities XI LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. White Oak Enterprises, Inc. is the Manager of SunBridge Holdings, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No.	825107105	Page 9 of 15

Item 1(a).	Name of Issuer:

Shore Bancshares, Inc. (SHBI)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28969 Information Lane
Easton, MD 21601

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons:

Bridge Equities III, LLC

Bridge Equities XI, LLC

FJ Capital Management LLC

Martin Friedman

SunBridge Manager, LLC

SunBridge Holdings, LLC

White Oak Enterprises, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

FJ Capital Management, LLC

1313 Dolley Madison Blvd, Ste 306

McLean, VA 22101

Martin Friedman

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Bridge Equities III, LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

Bridge Equities XI, LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

SunBridge Manager, LLC

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

SunBridge Holdings, LLC 8171 Maple Lawn Blvd, Suite 375 Fulton, MD 20759 White Oak Enterprises, Inc. 8171 Maple Lawn Blvd, Suite 375 Fulton, MD 20759

CUSIP No.	825107105	Page 10 of 15

Item 2(c).	Citizenship:

Bridge Equities III, LLC, Bridge Equities XI, LLC, and FJ Capital Management LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC – Delaware limited liability companies

Martin Friedman – United States citizen

White Oak Enterprises, Inc. – Maryland corporation

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

825107105

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	825107105	Page 11 of 15

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

FJ Capital Management LLC – 152,641 shares

Martin Friedman – 152,641 shares

Bridge Equities III, LLC – 138,042 shares

Bridge Equities XI, LLC – 14,599 shares

SunBridge Manager, LLC – 152,641shares

SunBridge Holdings, LLC - 152,641shares

White Oak Enterprises, Inc. – 152,641 shares

(b)	Percent of class:

FJ Capital Management LLC – 0.46%

Martin Friedman – 0.46%

Bridge Equities III, LLC – 0.42%

Bridge Equities XI, LLC – 0.04%

SunBridge Manager, LLC – 0.46%

SunBridge Holdings, LLC – 0.46%

White Oak Enterprises, Inc. – 0.46%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

All Reporting Persons - 0

(ii) Shared power to vote or to direct the vote

FJ Capital Management LLC – 152,641 shares

Martin Friedman – 152,641 shares

Bridge Equities III, LLC – 138,042 shares

Bridge Equities XI, LLC – 14,599 shares

SunBridge Manager, LLC – 152,641shares

SunBridge Holdings, LLC - 152,641shares

White Oak Enterprises, Inc. – 152,641 shares

(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

(iv)	Shared power to dispose or to direct the disposition of

CUSIP No.	825107105	Page 12 of 15

FJ Capital Management LLC – 152,641 shares

Martin Friedman – 152,641 shares

Bridge Equities III, LLC – 138,042 shares

Bridge Equities XI, LLC – 14,599 shares

SunBridge Manager, LLC – 152,641shares

SunBridge Holdings, LLC - 152,641shares

White Oak Enterprises, Inc. – 152,641 shares

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.	825107105	Page 13 of 15

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1/31/2024	FJ Capital Management LLC By: /s/ Martin Friedman Name: Martin Friedman Title: Managing Member /s/ Martin Friedman MARTIN FRIEDMAN

CUSIP No .	825107105	Page 14 of 15

Bridge Equities III, LLC

By: SunBridge Manager, LLC, its Managing Member

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

Bridge Equities XI, LLC

By: SunBridge Manager, LLC, its Managing Member

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

SunBridge Manager, LLC

By: SunBridge Holdings, LLC, its Managing Member

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

SunBridge Holdings, LLC

By: White Oak Enterprises, Inc., its Manager

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

White Oak enterprises, inc.

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

CUSIP No .	825107105	Page 15 of 15

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock Shore Bancshares, Inc. (SHBI) shall be filed on behalf of the undersigned.

FJ Capital management LLC By: /s/ Martin Friedman Name: Martin Friedman Title: Managing Member /s/ Martin Friedman MARTIN FRIEDMAN

Bridge Equities III, LLC

By: SunBridge Manager, LLC, its Managing Member

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

Bridge Equities XI, LLC

By: SunBridge Manager, LLC, its Managing Member

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

SunBridge Manager, LLC

By: SunBridge Holdings, LLC, its Managing Member

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

Sunbridge holdings, llc

By: White Oak Enterprises, Inc., its Manager

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President

White oak enterprises, inc.

By:    /s/ David J. Korotkin

Name: David J. Korotkin

Title: Vice President